Contacts:	Vanessa Aristide Pfizer Inc (212) 733-3784
Amy Ba sanofi-aventis (908) 243-4261 (646) 207-4935

FDA ADVISORY COMMITTEE RECOMMENDS APPROVAL OF EXUBERA® FOR USE
IN ADULTS WITH TYPE 1 AND TYPE 2 DIABETES

NEW YORK, September 8, 2005 -- Pfizer Inc and the sanofi-aventis Group said today that a U.S. Food and Drug Administration (FDA) advisory committee panel has recommended the approval of Exubera® (insulin [rDNA origin] powder for oral inhalation), an inhalable, rapid-acting, dry powder insulin for the treatment of adults with type 1 and type 2 diabetes.

Exubera, a joint-development program between sanofi-aventis and Pfizer, is a mealtime insulin that is inhaled through the mouth into the lungs prior to eating, using a proprietary inhalation device and powdered insulin formulation developed by Nektar Therapeutics. Exubera closely mimics the normal physiological insulin response to meals by quickly being absorbed into the bloodstream to reduce meal-related spikes in glucose levels in people with diabetes.

FDA is not obliged to follow the recommendations of the advisory committee.

In the United States, approximately 18 million people suffer from diabetes, with type 2 diabetes accounting for 90 percent to 95 percent of all diagnosed cases. A recent report shows that 67 percent of Americans with type 2 diabetes have blood sugar levels that are not controlled and are above the recommended national treatment guidelines. Although insulin is the definitive treatment for diabetes, health care providers and patients are often reluctant

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to initiate or intensify insulin treatment. The reasons for this include concerns about lifestyle changes, compliance, disease progression and injection-related factors. Many individuals may delay insulin use for as many as five to 10 years.

Complications commonly associated with uncontrolled or poorly controlled diabetes include cardiovascular disease, kidney failure and blindness. Diabetes and its complications are estimated to account for $132 billion in direct and indirect health care costs annually in the United States.

Pfizer and sanofi-aventis said that the companies will continue to work with the FDA to make Exubera available for patients in need. Pending FDA approval, Exubera would represent a major advance in insulin delivery and would be the first non-injectable insulin available in the United States since the discovery of insulin in the 1920s.

About Pfizer

Pfizer (NYSE: PFE) discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best known consumer products.

About sanofi-aventis Group

Sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

PFIZER DISCLOSURE NOTICE: The information contained in this release is as of September 8, 2005. Pfizer assumes no obligation to update any forward-looking statements contained in this release

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
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as the result of new information or future events or developments.

This release contains forward-looking information about a product candidate which is under review by the United States Food and Drug Administration (FDA) that involves substantial risks and uncertainties. Such risks and uncertainties include, among other things, whether and when the FDA will approve the product candidate, the FDA’s decisions regarding labeling and other matters that could affect its commercial potential, as well as competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in its reports on Form 10-Q and Form 8-K.

SANOFI-AVENTIS FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com